NYSE
AN ICE EXCHANGE

June 13, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
beneficial interest, no par value, of Simplify Market Neutral Equity Long/Short ETF, a
series of SIMPLIFY EXCHANGE TRADED FUNDS, under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com